1801 California St., Suite 5200 Denver, Colorado 80202

May 4, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Transamerica Partners Portfolios (the “Registrant”)
(File No. 811-08272)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing today, via the EDGAR system, Amendment No. 29 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant Section 8(b) under the 1940 Act, and is to be effective on May 4, 2017, for the purpose of making various updates, none of which renders the Amendment ineligible to become effective pursuant to Section 8(b). No fees are required in connection with this filing.

Please direct any comments or questions concerning this filing to the undersigned at (832) 945-5596.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.